RADICA GAMES LTD.

                               2003 Annual Report

CONTENTS


Letter To Shareholders.......................................................2

Electronic Games.............................................................4

Youth Electronics............................................................4

Video Game Accessories.......................................................5

New Categories...............................................................5

Management's Discussion of Results...........................................7

Financial Information........................................................15

Directors and Officers.......................................................42

Corporate Information........................................................43

ABOUT RADICA:(R)

Radica Games Limited (NASDAQ: RADA) is a Bermuda company headquartered in Hong Kong. Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com."


FINANCIAL HIGHLIGHTS

OPERATING RESULTS

(US dollars in thousands except per share data)        2003      2002      2001       2000      1999
------------------------------------------------------------------------------------------------------
Net sales                                            $105,200  $124,646   $98,554   $106,696  $136,716

Net income (loss)                                    $ 12,491  $ 11,934   $(4,374)  $(18,099) $ 17,055

Diluted net income (loss) per share)                 $   0.66  $   0.65   $ (0.25)  $  (1.03) $   0.90

Weighted average number of common shares
  and common equivalent shares                         19,060    18,336    17,612     17,608    18,979



FINANCIAL POSITION AT DECEMBER 31,

(US dollars in thousands)                              2003      2002      2001      2000      1999
------------------------------------------------------------------------------------------------------
Working capital                                      $ 65,616  $50,155   $36,709   $42,619  $ 65,123

Total assets                                         $102,214  $95,302   $88,407   $99,315  $122,174

Total liabilities                                    $ 12,698  $20,666   $25,355   $31,927  $ 36,112

Shareholders' equity                                   89,516   74,636    63,052    67,388    86,062


TO OUR SHAREHOLDERS

In 2003 Radica continued to be solidly profitable in the face of difficult industry conditions. As a result we feel confident that our combined strategies of diversification and cost reduction have accomplished the objective of securing a solid base for future growth.

With the  economy  now  starting  to show some  improvement  we have  decided to initiate a more aggressive program of new product introduction for 2004 including two new categories of products. We believe these new product lines have the potential to drive significant growth in 2004 and beyond.

The cornerstone of our new product strategy will continue to be innovation. In fact our theme for 2004 is "Radica: A company of surprising innovation". In today's marketplace it is not enough to be use technology to innovate. You also need to surprise and delight your consumers. We believe that no one does this as well as Radica and we aim to prove this better than ever in 2004. However before we tell you how we are going to do that, let's review what happened in 2003.

Last year was a challenging one for Radica in many ways. While we did not achieve our objectives of profit growth for the year, it is important to view this performance in the context of industry conditions. Additionally, Radica had the challenge of comparing our results against a prior year when we recorded significant non-operating currency gains and benefited from the profits from the "one off" eKara ODM project in 2002.

The soft economy of 2003 resulted in a significant upheaval in our customer base and led to a 3% decline in US toy industry sales. Two major customers went bankrupt and others restricted their ordering throughout the year. Conditions were even worse in the UK and particularly in the video game accessory (VGA) business in the UK where our VGA sales fell by $3.9 million. On top of this Manufacturing Services sales declined by $16.1 million primarily as a result of the comparative to the "one-off" eKara sales in 2002. So while sales in total fell to $105 million, if we exclude Manufacturing Services and UK VGA, sales would have been flat year on year and market share in total increased due to declining industry sales.

Those unfavorable UK VGA market conditions referenced above caused us to take a $1.25 million write down of inventories of commodity VGA items in the fourth quarter. Offsetting the above factors was a net credit in taxes after all other taxes of $2.9 million for the full year that resulted from regular income tax charges being offset by a release in US tax accounting provisions and China tax rebates. The net result was that earnings per share actually increased slightly to $0.66 per fully diluted share from $0.65 per share in 2003. Pretax profits declined from $14.6 million to $9.7 million; however, the 2002 comparative included a $1.7 million non-operating currency gain and benefited from roughly $2 million in gross profits from eKara manufacturing.

The balance sheet continued to grow stronger during the year with cash and investment securities totaling $42.0 million ($2.30 cents per share). We also paid down all of our debt. Our current ratio stands at 6.0 and shareholders equity increased to $89.1 million ($4.90 per share). As a result of the strength of our balance sheet our Board decided to begin a dividend program in 2004. We hope to continue to grow dividends over time as another way of providing meaningful returns to our shareholders.

Turning to 2004, we believe that a gradual improvement in industry conditions will begin; however, it is important to be cautious until the retail environment stabilizes. More importantly we recognize that in our industry the competitive strength of your product line is far more important than economic conditions. In 2004 we believe we have the strongest and most diverse product line in our history.

In our primary business, electronic games, we are expanding our involvement into the all family, tabletop side of the business with two important new products:
Total Meltdown, and Tetris Tower 3D. Each of these is multiplayer, electronic and very physical in the interaction between players. We are also introducing an artificial intelligence product called 20Q, the first electronic program in a handheld form to play the traditional 20 questions game with you.

We were also thrilled to announce TV games featuring some of the most well known games in the video game industry including a Sega Genesis compilation (featuring Sonic the Hedgehog), a Taito compilation (featuring Space Invaders), a Tetris compilation, and two blockbuster hits from Electronic Arts, John Madden Football and SSX Tricky Snowboarding. With this line up Radica should continue to lead this exciting new category that we first created in 2000.

We have also stepped up our involvement in the Youth Electronics category by expanding into boys products with a new product line called "Off Limits" that leverages our experience with our popular Girl Tech line. In Girl Tech we are partnering with Polaroid in bringing the Photo Booth to market this year as well as several other exciting products for girls.

In Video Game Accessories we have the exclusive license from Microsoft for a game pad designed exclusively for use on the new Xbox Live on-line game service. Plus we have invented a totally new way to customize game controls with The Revolution controller.

These products will surprise and delight our existing audience; however, perhaps most surprising to our retail customers has been our dramatic new initiatives into two new categories. The first is Twinkleberries, "the kids with the answers". These are electronic dolls that allow kids to play school with a class that really answers the teacher's questions. We are also entering the Remote Control Vehicle market with Nitro Battlerz, a new way to play with RC vehicles licensed from Konami that was introduced in Japan last year. It's an arena battle game between cars bent on destroying each other.

With this exciting line up of "surprising innovation" we are really looking forward to expanding our horizons and creating a strong new growth path for the future. We have come a long way in a short time and are excited about the prospects we see to accelerate our momentum into the future.

Sincerely,

/s/ Patrick S. Feely                                    /s/ Jon N. Bengtson

Patrick S. Feely                                        Jon N. Bengtson
President and CEO                                       Chariman of the Board
March 2, 2004                                           March 2, 2004

ELECTRONIC GAMES

Once again Radica out-performed the overall electronic games category in 2003 with strong performance in both handheld games and in Play TV. Even though the toy industry sales were reported down 3% from 2002, we maintained our sales in games and entered 2004 with increased retail listings. Anticipated growth will come from an exciting array of new products, such as 20Q in our handheld electronic game segment. 20Q amazes players of all ages with its ability to "read your mind." Players simply think of a common object, answer the twenty questions asked by the game, and watch as it guesses the object (which it almost always does). It's hard to stump 20Q!

Even our basic items like Solitaire, Poker, Blackjack, and Slots have been updated for 2004 with flip top lids and built-in lights. And, of course, sales of our Tetris games continue to demonstrate the appeal of that classic game. For 2004 we're adding the first ever dimensional version of Tetris as we introduce Tetris Tower 3-D, an electronic tabletop game that lets you play against an opponent or against the game. Now, for the first time players actually get to touch and feel the Tetramino pieces as they try to clear a line or block their opponents.

Total Meltdown, introduced in limited distribution in 2003, branches out to worldwide mass markets in 2004. This exciting electronic tabletop game challenges players to test their minds and agility with four intense code-breaking games before the computer core suffers a Total Meltdown. Flashing lights, the ticking clock and a taunting voice try to distract you from the challenge as you prove how unflappable you really are.

Play TV continues to deliver solid sales, and in 2004 ups the ante with the addition of two of EA's more popular sports games, licensed for Play TV. First is Madden Football, now translated into a physically interactive game, complete with a wireless, motion-sensitive football and 2-player step pad that plugs directly into the television. Featuring John Madden's voice with his trademarked "Maddenisms", it's just like Monday Night Football! Next is SSX Tricky Snowboarding. This updates our own top-selling snowboarder game with graphics, locations, and legendary characters adapted from EA's star title. Players "get off the couch and onto the slopes" with our snowboard that plugs directly into the television. Our third new game is Monster Truck Play TV, a game that utilizes a truck-like console, complete with steering wheel and "vibrating shocks" to deliver in-home the rumbling experience of a monster truck competition.

In 2004 we're also expanding the Play TV category with our new Arcade Legends line. Radica has announced several exciting licenses for this category. We will be offering the first official Sega Genesis multi-game unit, which replicates in detail the most popular original Genesis games (including Sonic the Hedgehog), game codes, and graphics and utilizes an exact replica of the original Genesis control pad. All of the hardware and software content are stored in the game pad. The Arcade Legends line includes another giant from the video game hall of fame with Space Invaders, licensed from Taito, along with several other popular Taito titles. Arcade Legends also brings classic Tetris back to the television set. This addictive favorite of game players of all ages features 5 games for either one or two players.

We continue to expand distribution of all of our electronic games into new markets around the world, as word of our expertise and innovative game play spreads beyond the U.S. We think that 2004 will be an exciting year for Radica electronic games.

YOUTH ELECTRONICS

Girl Tech continues to lead this category for Radica, and the Password Journal had another sell-out year in 2003. Based on the perennial success of the Journal, we are now accessorizing it with two new items. Disguised as an ordinary pen that fits inside the Journal, the Jam `N Shred Pen includes an FM radio with ear bud and a built-in shredder to get rid of notes on the spot! The second accessory is the Password Journal Scrapbook, an electronic scrapbook frame that holds mementos and/or photos with recorded captions. The Scrapbook, too, fits into the Journal.

New for 2004 are two exciting items that are naturals for girls. At a mall or in an arcade, girls love to go into a photo booth, strike a pose with their friends, and get their instant photos. Now they can have the same experience at home with "My Photo Booth." Set the timer, pose in the mirror and watch the lights that countdown to the flash! My Photo Booth uses Polaroid iZone film for easy refilling.

Our Friend Chips product gives girls a whole new way to communicate, using the instant messaging lingo that they love. Using the extensive Friend Chips data base, a girl can create messages, store them on a special "chip," and pass the "chip" to her best friend who can then read the message on her own unit, write a reply and pass the "chip" back again. The set is sold with two units and four reusable "chips" so girls can start communicating immediately. No computer or cell phone required, it's a cool, fun way to participate in the instant messaging craze.

Our Barbie electronics line is being expanded with a lead item that appeals to the budding gymnast in many girls. Just in time for the Summer Olympics in Athens, Greece, we're introducing the Barbie Balance Beam, a balancing game of lights and sounds that is designed to make girls feel like an Olympic champion. To complement the Barbie My Secret Diary we're adding the Barbie Doorbell, a motion sensing door device that allows girls to keep their rooms private as they personalize their message on the doorbell.

Continuing our strategy to diversify our line, we're introducing another new brand in 2004, this time utilizing the same voice recognition technology that has made our Girl Tech Password Journal so successful, but applying it to a must-have boys' product. "Nobody touches my stuff" is the positioning of Off Limits, and the Voice Megavault, a techy-looking safe, will keep any boy's prized possessions safe from snoopy siblings. It only opens to his private password, spoken in his voice. For extra protection he can add the Track `N Blast Room Defender, a motion-activated device that shoots foam projectiles at intruders.

Once again, Radica will be setting the pace in Youth Electronics with new and diverse products for both girls and boys.

VIDEO GAME ACCESSORIES

Radica's strategy in this very competitive category is to create truly innovative, proprietary products that enhance the game player's experiences. Many of our new items received glowing reviews and, as a result, increased retail placement in 2003. For example, the Gamester FPS Master for both PS2 and Xbox console systems is a controller designed especially for fans of first person shooter games. These controllers give the player continuous access to all game buttons and sticks, so play is improved.

In 2003 we also introduced the revolutionary Gamester Game Changer for Nintendo's Game Boy Advance-SP. Acting like a CD changer for the GBA-SP, this product allows gamers to switch games without removing the cartridges. Invented at Radica, the Game Changer has a patent pending.

As we look ahead to 2004 we will continue to lead the category with more surprising new items. The Gamester Phoenix Online pad with Xbox Live enabled voice communication technology is poised to take advantage of the fast growing online gaming market, and we've invented a proprietary new way to customize game controls with our new Revolution controller. Additional surprises will be unveiled at the E3 show in May.

NEW CATEGORIES

Always searching for exciting new applications of technology, Radica is proud to introduce two new category entries in 2004 that feature new twists on classic play activities.

Nitro Battlerz creates a new way to play with remote control vehicles. Licensed from Konami, it's an arena racing game where the object is to be the last car in the arena, as you force others over the edge to crash to pieces on the floor.
The controller's nitro button gives the driver a huge burst of speed to help boot opponents over the edge. The starter set comes with two car chassis, extra body parts, two controllers, and the battle arena. Extra cars are sold separately.

In our second new category Radica adds innovative technology to the tried and true play pattern of "playing school." Twinkleberries is a line of interactive dolls who actually respond to the "teacher" child. The Twinkleberries -- Haley, Olivia, Emily, Cameron, and Isabelle -- are "the kids with the answers." When the "teacher" slides a card into the chalkboard and presses the chalk to the card, each doll "magically" responds to the teacher. The starter set includes one interactive doll, chalkboard, chalk, and a set of cards. Add-on dolls with cards are sold separately to expand the classroom.

These two new brands exemplify the fresh thinking that's happening at Radica as we become a broader competitor in the toy and game industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 2003 COMPARED TO FISCAL 2002

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net revenues:

                                                  Year ended December 31,
                                                  -----------------------
                                                    2003           2002
                                                  --------       --------
Net sales                                            100.0%         100.0%
Cost of sales                                         61.4%          62.2%
                                                  --------       --------

Gross profit                                          38.6%          37.8%
Selling, general and administrative expenses          24.5%          22.2%
Research and development                               3.7%           3.3%
Depreciation and amortization                          1.9%           2.3%
Restructuring charge                                   0.1%           0.0%
                                                  --------       --------

Operating income                                       8.4%          10.0%
Other income                                           0.3%           0.3%
Foreign currency gain, net                             0.2%           1.4%
Interest income, net                                   0.3%           0.0%

Income before income taxes                             9.2%          11.7%
Credit (provision) for income taxes                    2.7%          (2.1%)
                                                  --------       --------

Net income                                            11.9%           9.6%
                                                  ========        =======

We reported net income for the year of $12.5 million or $.66 per diluted share compared to $11.9 million or $.65 per diluted share for the same period in 2002. Sales for the year decreased by 15.6% to $105.2 million from $124.6 million in 2002 due to the reduction in "one-off" manufacturing business generated by the production of the "Ekara" karaoke product manufactured for Takara in 2002, reduced sales in the United Kingdom which was impacted by a particularly weak fourth quarter retail environment and weaker than expected sales of Barbie(TM) licensed products.

Our UK subsidiary experienced a large shift in its sales mix and gross sales during 2003. Sales of video game accessories fell from $6.1 million in 2002 to $2.2 million in 2003. This was primarily due to our decision to stop selling less profitable commodity-type video game accessories such as memory cards, cables and carrying bags and begin selling a more focused, profitable line that includes products with unique, trademark and patent protected features. In the fourth quarter of 2003, we wrote down our UK video game accessory inventory by $1.25 million with plans to sell our remaining commodity product in 2004. Our sales of electronic games in the UK were $8.0 million in 2003, up from $7.0 million in 2002. This was the result of management's focus on broadening our electronic game distribution in the UK, which was achieved through increased promotional spending and pursuing new retail outlets. Going forward, management expects sales in the UK to grow by broadening its electronic games line and getting better placement of its video game accessories at retail. We anticipate the 2004 sales mix to be similar to that in 2003.

Summary of sales achieved from each category of products:

                                                       Year ended December 31,
                                        -----------------------------------------------------
                                                  2003                        2002
                                        ------------------------    -------------------------
                                          % of Net       Net          % of Net       Net
Product Lines                           Sales Value  Sales Value    Sales Value  Sales Value
------------------------------------    -----------  -----------    -----------  -----------
(US$ in thousands)
Games and Youth Electronics Segment
  Electronics                                  59.3%    $ 62,374           50.3%    $ 62,684
  Youth Electronics                            14.5%      15,227           13.4%      16,744
  Manufacturing Services                        9.8%      10,385           19.8%      24,634
                                        -----------  -----------    -----------  -----------
                                               83.6%      87,986           83.5%     104,062

VGA Segment
  Video Game Accessories                       13.6%      14,294           12.7%      15,844
  Manufacturing Services                        2.8%       2,920            3.8%       4,740
                                        -----------  -----------    -----------  -----------
                                               16.4%      17,214           16.5%      20,584

Total                                         100.0%     105,200          100.0%     124,646
                                        ===========  ===========    ===========  ===========

Gross profit margin for the year was 38.6% compared to 37.8% for the year ended December 31, 2002 as a result of a favorable product mix shifting from lower margin OEM sales offset by a charge taken in the fourth quarter of $1.25 million to reflect inventory write-downs related to our decision to exit the commodity side of the video game accessories business and concentrate on the higher margin, innovative product sector of the video game accessories market.

Operating expenses for the year decreased to $31.8 million from $34.6 million for the year ended December 31, 2002. The decrease was the result of a decrease in variable expenses. In addition, depreciation and amortization charges dropped by $0.8 million for the year due to certain fixed assets that have become fully amortized during the year.

During the fourth quarter we released our deferred tax provisions in the U.S. This, combined with a larger than expected tax reimbursement in China, resulted in a net tax credit for the year of $2.9 million.

The following table shows the major operating expenses and income taxes:

                                                  Year ended December 31,
                                                  -----------------------
(US$ in millions)                                   2003           2002
                                                  --------       --------
Advertising and Co-op expenses                    $    7.6       $    7.4
Other selling and promotion expenses                   1.8            2.4
Indirect salaries and bonus                            8.3           10.0
Research and development expenses                      3.9            4.1
Depreciation and amortization                          2.0            2.9
(Credit) Provision for income taxes                   (2.9)           2.7


CAPITAL RESOURCES AND LIQUIDITY

Our cash and investment securities totaled $42 million at December 31, 2003. We had cash and cash equivalents of $13.9 million at December 31, 2003. We generated $10.0 million in cash from operating activities during 2003, down from $12.0 million generated in 2002. This decrease in 2003 from 2002 was primarily the result of decreased gross profit and earnings before income tax. There was a $4.9 million decrease in inventories, in part due to a $1.25 million write-down taken against excess video game accessories inventories in the UK and management's decision to limit fourth quarter production due to the soft worldwide retail markets.

Our accounts receivable increased $0.2 million during the year ended December 31, 2003. The aggregate of the (i) allowance for sales, marketing and the (ii) advertising expenses and allowance for sales returns as a percentage of total accounts receivable was 21.5% and 23.8% as of December 31, 2003 and 2002, respectively. The reserve for doubtful accounts as a percentage of total accounts receivable was 1.3% and 1.6% as of December 31, 2003 and 2002, respectively. These changes in accounts receivable are due to fluctuations in revenues and the timing of customer payments. Management monitors and analyzes the accounts receivable for doubtful accounts, sales expenses and returns allowances and adjusts these reserves accordingly.

Current liabilities were $13.1 million at December 31, 2003, down $7.6 million from the $20.7 reported at December 31, 2002. As a result of the reduced fourth quarter factory production, accounts payable decreased $1.6 million from December 31, 2002 to December 31, 2003. Accrued payroll and employee benefits dropped $1.4 million from $2.8 million at December 31, 2002 to $1.4 million at December 31, 2003. This was due to the reduction of accrued employee profit sharing distributions and management incentive bonuses over the prior year.

Cash used from investing activities was $28.0 million, up from a net utilization of $1.1 million in 2002. The large increase was the result of the purchase of $28.1 million of investment securities during 2003. The investment securities are liquid, of investment grade and are in U.S. dollars. The investment portfolio is primarily invested in short-term securities to minimize interest rate risk and facilitate deployment for cash needs.

Cash used in financing activities during 2003 was $1.5 million, down from $3.3 million in 2002. The reduction in cash used was the result of repayment of the remaining short-term loan balance with HSBC during the year.

At December 31, 2003, we had net assets of $89.2 million compared with $74.6 million at December 31, 2002. Our business generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit.

During the normal course of business, we enter into debt arrangements, licensing agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments containing provisions for guaranteed or minimum royalty amounts during the term of the contracts. Additionally, we lease certain offices, warehouses and equipment under various operating lease arrangements. In the normal course of business, leases that expire will be renewed or replaced. Under the terms of a joint venture agreement with the local government in Dongguan, we are also committed to pay the fees over the next 21 years.

As of December 31, 2003, we were obligated under various licensing and joint venture agreements and non-cancelable operating leases requiring future minimum payments as follows:

         (US$ in thousands)

         Licensing commitments              $    507
         Operating leases                      3,314
         Joint venture fees                    3,426
                                            --------
         Total minimum payments             $  7,247
                                            ========

We had no derivative instruments or off-balance sheet financing activities during fiscal years 2002 and 2003. We believe that our existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of our core business.

Management believes that our existing credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. During 2004, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

On January 5, 2004, we announced a quarterly dividend program. For the first dividend, our Board of Directors declared a dividend of $.04 per share payable on January 30, 2004, to shareholders of record as of January 20, 2004. The Board has also approved an initial target quarterly dividend of $.04 for subsequent quarters; however, the actual amount of each quarterly dividend, as well as each declaration date, record date and payment date, is subject to the discretion of the Board, and the target dividend level may be adjusted during the year at the discretion of the Board. The factors the Board is expected to consider in determining the actual amount of each quarterly dividend will include our financial performance and on-going capital needs, our ability to declare and pay dividends in light of other financial requirements, and other factors deemed relevant.

FISCAL 2002 COMPARED TO FISCAL 2001

We reported net income of $11.9 million for fiscal year 2002 or $0.65 per diluted share versus a net loss of $4.4 million or $0.25 per diluted share for fiscal year 2001.

Summary of sales achieved from each category of products:

                                                       Year ended December 31,
                                        -----------------------------------------------------
                                                  2003                        2002
                                        ------------------------    -------------------------
                                          % of Net       Net          % of Net       Net
Product Lines                           Sales Value  Sales Value    Sales Value  Sales Value
------------------------------------    -----------  -----------    -----------  -----------
(US$ in thousands)
Games and Youth Electronics Segment
  Electronic Games                             50.3%    $ 62,684           53.0%    $ 52,268
  Youth Electronics                            13.4%      16,744           11.9%      11,720
  Manufacturing Services                       19.8%      24,634           19.2%      18,941
                                        -----------  -----------    -----------  -----------
                                               83.5%     104,062           84.1%      82,929

VGA Segment
  Video Game Accessories                       12.7%      15,844           10.5%      10,335
  Manufacturing Services                        3.8%       4,740            5.4%       5,290
                                        -----------  -----------    -----------  -----------
                                               16.5%      20,584           15.9%      15,625

Total                                         100.0%     124,646          100.0%      98,554
                                        ===========  ===========    ===========  ===========

Gross margin for the year was 37.8% compared to 34.4% for the year ended December 31, 2001 as a result of improved cost control, factory efficiencies and product mix.

Operating expenses for the year were $34.6 million compared to $37.6 million for the year ended December 31, 2001. The decrease in expenditure was as a result of cost reductions, including R&D due to the restructuring announced in the fourth quarter of 2001, offset by increased variable costs due to the 26.5% increase in sales. In addition depreciation and amortization charges dropped by $1.2 million of which $0.8 million was due to the adoption of SFAS 142 and the resulting cessation of amortization of goodwill.

The following table shows the major operating expenses and income taxes:


                                                  Year ended December 31,
                                                  -----------------------
(US$ in millions)                                   2002           2001
                                                  --------       --------
Advertising and Co-op expenses                    $    7.4       $    7.0
Other selling and promotion expenses                   2.4            2.8
Indirect salaries and bonus                           10.0            8.3
Research and development expenses                      4.1            5.8
Depreciation and amortization                          2.9            4.0
(Credit) Provision for income taxes                    2.7           (0.6)


Research and development costs in 2002 decreased from 2001 as a result of the 2001 reorganization. The increase in the provision for income taxes from 2001 was primarily the result of a valuation allowance put in place to offset the UK deferred tax asset.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States of America. Management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Below is a listing of accounting policies that we consider critical in preparing our consolidated financial statements. These policies include estimates made by management using the information available to them at the time the estimates are made, but these estimates could change considerably if different information or assumptions were used.

BAD DEBT ALLOWANCE

The bad debt allowance is an adjustment to customer trade receivables for amounts that are determined to be uncollectible or partially uncollectible. The bad debt allowance offsets gross trade receivables and is computed based on management's best assessment of the impact on trade receivables of the business environment, customers' financial condition, historical trends and customer disputes.

The movement of the doubtful accounts allowance by region was as follows for 2003:

                                            Balance at                                               Balance at
                                            beginning          Charged to       Utilization /          end of
(US$ in thousands)                           of year          income statement    write-offs            year
                                             -------          ----------------    ----------            ----
Allowance for Doubtful Accounts
North America                                      $ 194               $ 95              $ (81)             $ 208
Europe                                               121                 19                (97)                43
                                          ---------------    ---------------    ---------------    ---------------
                                                   $ 315              $ 114             $ (178)             $ 251
                                          ===============    ===============    ===============    ===============

The North American provision increase was primarily for accruals made in anticipation of unpaid receivables related to the Chapter 11 bankruptcy filing made by Kay Bee Toy in 2003. The utilization of the provision was principally to write off receivables that were uncollectible as a result of the Ames liquidation in 2002. The UK provision utilization was predominately related to the write-off of uncollectible receivables due from a former video game accessory distributor in Australia.

Management believes that the current Doubtful Accounts allowance is adequate to provide for our expected probable bad debt losses. However, deterioration in the retail environment or the economy could adversely impact the trade receivables valuation which would increase our bad debt allowance thus decreasing our earnings.

ALLOWANCE FOR SALES RETURNS

A sales return allowance is recorded for estimated sales returns from customers. The allowance is based on historical trends and management's best assessment of sales returns as a percentage of overall sales.

The movement in the allowance for estimated sales returns by region was as follows for 2003:

                                            Balance at                                               Balance at
                                            beginning          Charged to       Utilization /          end of
(US$ in thousands)                           of year          income statement    write-offs            year
                                             -------          ----------------    ----------            ----
Allowance for Estimated Sales Returns
North America                                      $ 531              $ 353             $ (600)             $ 284
Europe                                               716                726               (336)             1,106
                                          ---------------    ---------------    ---------------    ---------------
                                                 $ 1,247            $ 1,079             $ (936)           $ 1,390
                                          ===============    ===============    ===============    ===============

The utilization of the provision was mostly related to a) the return of various defective product (net of warranty cost) and b) a one-time return of a specific product from a major customer. The Company's sales terms and policies do not allow for the return of non-defective products, however such a return may occur infrequently if the Company can maintain the same economic benefit by reselling the product at a similar margin. The Company increases its provision for returns based on the estimated impact, if any, of such non-defective returns. The UK took additional return provisions in the fourth quarter of the year in anticipation of returns resulting from the slow fourth quarter at retail in the UK. Utilization of the provision was consistent with anticipated overstock and defective returns (net of warranty cost) during the year.

Management believes that the current Allowance for Estimated Sales Returns is adequate to provide for sales returns during 2004. If defective returns were to exceed historical estimates, or if we were to experience large overstock returns in the UK, then we may have to take higher than anticipated charges in order to adequately increase the allowance which would decrease our earnings.

ALLOWANCE FOR SALES, MARKETING AND ADVERTISING EXPENSES

We record an allowance for sales, marketing and advertising costs agreed with certain customers. These allowances are based on specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer. The largest of these allowances is for Accrued Sales Expenses; the movement of this allowance by region in 2003 was as follows:

                                       Balance at                                               Balance at
                                       beginning          Charged to       Utilization /          end of
(US$ in thousands)                      of year          income statement    write-offs            year
                                        -------          ----------------    ----------            ----
Accrued Sales Expenses Allowance
North America                               $ 2,345            $ 1,824           $ (1,741)           $ 2,428
Europe                                        1,246                985             (1,766)               465
                                     ---------------    ---------------    ---------------    ---------------
                                            $ 3,591            $ 2,809           $ (3,507)           $ 2,893
                                     ===============    ===============    ===============    ===============

The increases to the North American allowance were expensed monthly based on the cumulative total of the amounts granted under individual customer sales programs, including volume rebates and co-op advertising credits. The utilization of the provisions related to sales discounts subsequently provided and customer claims made under various sales programs throughout the year.

Management has reviewed its existing allowances for sales, marketing and advertising and believes them to be adequate at year-end. Several factors, including poor sell-through of our product at retail could result in management having to authorize higher than anticipated increases to the allowance, which would decrease our earnings.

WARRANTY

We record a warranty allowance for costs related to defective product sold to customers. The warranty allowance is based on historical trends and management's best assessment of what the defective return percentage will be for a given product. Projecting defective return percentages on new products can lead to deviations between recorded warranty allowances and actual defective returns. Significant negative deviations could have a significant impact on our financial results, if large amounts of finished goods were found to be defective.

INVENTORIES

We state our inventory values at the lower of cost or market. Inventory write-downs are recorded for slow-moving and obsolete inventory. Management uses estimates to record these write-downs. Slow-moving and obsolete inventories are written-down depending on the length of time the product has been in inventory and the forecast sales for the product over the course of the following year. Changes in public and consumer preferences and demand for product or changes in the buying patterns and inventory management of customers could adversely impact the inventory valuation.

The write-down for slow-moving and obsolete inventory as a percentage of total inventory was 12.6% and 17.1% as of December 31, 2003 and 2002, respectively. Inventories are valued at lower of cost or market. The inventory write-downs reflect a decrease below inventory cost as result of slow-moving, markdown or closeout in market. For the purposes of this calculation, the current market situation is generally to be considered. Management monitors and analyzes the inventory for obsolescence and adjusts the carrying amount of the inventory accordingly.

After experiencing difficulties during the 2003 holiday season in selling off excess stock of commodity VGA items in the UK and Europe, we marked down related inventories $1.25 million in the fourth quarter of 2003. At December 31, 2003, we had $1.7 million in inventory write-downs against $7.0 million in gross video game accessory inventories and $0.5 million in inventory write-downs against $10.7 million in gross Toy inventories.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

Long-lived assets have been reviewed for impairment based on Statement of Financial Accounting Standards ("SFAS") No. 144.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated discounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based on our analysis, no impairment existed at December 31, 2003.

In accordance with SFAS No. 142, goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Based on our analysis, no impairment existed at December 31, 2003.

Prior to the adoption of SFAS No. 144, we accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of.

Prior to the adoption of SFAS No. 142, we accounted for goodwill in accordance with APB Opinion No. 17, Intangible Assets.

DEFERRED TAX ASSETS

We record valuation allowances against our deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

In the fourth quarter of 2003, we reversed the valuation allowance against our deferred tax asset in the U.S. An assessment of our track record and projected profitability in the U.S. market was conducted and subsequently the release was made in accordance with SFAS No. 109. This release does not guarantee future profitability of our U.S. division and future losses in the market could prompt reinstatement of the valuation allowance.

During 2003, we put a new management team in place in the UK and altered the distribution strategy in that market. We expect these moves to return our UK operations to profitability. If this occurs, depending on the level of actual and projected profitability, we would then reverse the valuation allowance, potentially creating a one-time credit to income tax expense in the future.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and their estimated impacts is set out in note 2 to the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                               ASSETS

(US dollars in thousands, except share data)                               2003           2002
                                                                      -------------    -----------
Current assets:
Cash and cash equivalents                                                 $ 13,944       $ 32,692
Investment securities                                                       28,009              -
Accounts receivable, net of allowances for doubtful accounts
of $251 ($315 in 2002)                                                      15,360         15,139
Inventories                                                                 15,503         20,385
Prepaid expenses and other current assets                                    2,748          1,674
Income taxes receivable                                                      1,404            931
Deferred income taxes                                                        1,706              -
                                                                      -------------    -----------
Total current assets                                                        78,674         70,821
                                                                      -------------    -----------
Property, plant and equipment, net                                          11,908         14,034

Goodwill                                                                     9,551          9,551

Other asset                                                                    875            896

Deferred income taxes, noncurrent                                            1,206              -
                                                                      -------------    -----------
        Total assets                                                     $ 102,214       $ 95,302
                                                                      =============    ===========

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings                                                          $ -          $ 846
Accounts payable                                                             6,350          7,974
Current portion of long-term debt                                                -          1,825
Accrued payroll and employee benefits                                        1,353          2,753
Accrued warranty expenses                                                    1,040          1,040
Other accrued liabilities                                                    3,976          5,840
Income taxes payable                                                           339            309
Deferred income taxes                                                            -             79
                                                                      -------------    -----------
        Total current liabilities                                           13,058         20,666
                                                                      -------------    -----------
        Total liabilities                                                   13,058         20,666
                                                                      -------------    -----------
Shareholders' equity:
Common stock
par value $0.01 each, 100,000,000 shares authorized,
18,225,204 shares issued and outstanding (17,796,131 in 2002)                  182            178
Additional paid-in capital                                                   3,517          2,320
Retained earnings                                                           85,437         72,946
Accumulated other comprehensive income (loss)                                   20           (808)
                                                                      -------------    -----------
       Total shareholders' equity                                           89,156         74,636
                                                                      -------------    -----------
       Total liabilities and shareholders' equity                        $ 102,214       $ 95,302
                                                                      =============    ===========

      /s/ Jon N. Bengtson                                                   /s/ David C.W. Howell
---------------------------------                                     ---------------------------------
          DIRECTOR                                                              DIRECTOR

        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(US dollars in thousands,                                    2003                2002                2001
 except per share data)                              ------------------  -----------------   -----------------
Revenues:
Net sales                                                    $ 105,200          $ 124,646            $ 98,554
Cost of goods sold (exclusive of items
  shown separately below)                                      (64,571)           (77,481)            (64,698)
                                                     ------------------  -----------------   -----------------
Gross profit                                                    40,629             47,165              33,856
                                                     ------------------  -----------------   -----------------
Operating expenses:
Selling, general and administrative expenses                   (25,779)           (27,695)            (26,279)
Research and development                                        (3,895)            (4,094)             (5,775)
Depreciation                                                    (2,033)            (2,438)             (2,631)
Amortization of goodwill and intangible assets                       -               (420)             (1,382)
Restructuring charge                                               (87)                 -              (1,551)
                                                     ------------------  -----------------   -----------------
 Total operating expenses                                      (31,794)           (34,647)            (37,618)
                                                     ------------------  -----------------   -----------------
Operating income (loss)                                          8,835             12,518              (3,762)

Other income                                                       317                306                  24

Foreign currency gain (loss), net                                  178              1,744                (219)

Interest income                                                    344                253                 733

Interest expense                                                   (49)              (218)               (597)
                                                     ------------------  -----------------   -----------------
Income (loss) before income taxes                                9,625             14,603              (3,821)

Credit (provision) for income taxes                              2,866             (2,669)               (553)
                                                     ------------------  -----------------   -----------------
Net income (loss)                                             $ 12,491           $ 11,934            $ (4,374)
                                                     ==================  =================   =================
Net income (loss) per share:

Basic                                                           $ 0.69             $ 0.67             $ (0.25)
                                                     ==================  =================   =================
Diluted                                                         $ 0.66             $ 0.65             $ (0.25)
                                                     ==================  =================   =================
Weighted average number of common and
common equivalent shares

Basic                                                       18,016,789         17,725,879          17,611,886
                                                     ==================  =================   =================
Diluted                                                     19,059,974         18,335,827          17,611,886
                                                     ==================  =================   =================

        See accompanying notes to the consolidated financial statements.

                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
                                                  COMPREHENSIVE INCOME (LOSS)
                                          YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


(US dollars in thousands)                       Common stock                                       Accumulated
                                                ------------  Additional   Warrants to                 other        Total
                                          Number                paid-in     acquire     Retained   comprehensive shareholders'
                                         of shares     Amount    capital   common stock earnings   income (loss)    equity
                                        ----------- ---------- ----------  ---------- -----------  -----------  ----------
Balance at December 31, 2000             17,564,297     $ 176    $ 1,188       $ 667    $ 65,386       $  (29)    $ 67,388
Issuance of stock                             6,847        --         22          --          --           --           22
Stock options exercised                      75,596        --        117          --          --           --          117
Expiration of stock warrants                     --        --        222        (222)         --           --            -
Net loss                                         --        --         --          --      (4,374)          --       (4,374)
Foreign currency translation                     --        --         --          --           -         (101)        (101)
                                        ----------- ---------- ----------  ---------- -----------  -----------  -----------
Balance at December 31, 2001             17,646,740     $ 176    $ 1,549       $ 445    $ 61,012       $ (130)    $ 63,052
Issuance of stock                             4,945         1         20          --          --           --           21
Stock options exercised                     144,446         1        306          --          --           --          307
Expiration of stock warrants                     --        --        445        (445)         --           --            -
Net income                                       --        --         --          --      11,934           --       11,934
Foreign currency translation                     --        --         --          --          --         (678)        (678)
                                        ----------- ---------- ----------  ---------- -----------  -----------  -----------
Balance at December 31, 2002             17,796,131     $ 178    $ 2,320       $  --    $ 72,946       $ (808)    $ 74,636
Issuance of stock                             3,073        --         20          --          --           --           20
Stock options exercised, inclusive          426,000         4      1,177          --          --           --        1,181
     of $44 tax benefit
Net income                                       --        --         --          --      12,491           --       12,491
Unrealized loss on investment
     securities available-for-sale,
     net of nil tax                              --        --         --          --          --          (46)         (46)
Foreign currency translation,
     net of nil tax                              --        --         --          --          --          874          874
                                        ----------- ---------- ----------  ---------- -----------  -----------  -----------
Balance at December 31, 2003             18,225,204     $ 182    $ 3,517       $  --    $ 85,437       $   20     $ 89,156
                                        =========== ========== ==========  ========== ===========  ===========  ===========

The comprehensive income (loss) of the Company, which represents the aggregate of the net income (loss), tax benefit from stock options exercised and the foreign currency translation adjustments, was $13,319, $11,256 and $(4,475) for the years ended December 31, 2003, 2002 and 2001, respectively.

        See accompanying notes to the consolidated financial statements.

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


(US dollars in thousands)                                                                  2003             2002             2001
                                                                                         --------         --------         --------

Cash flow from operating activities:
Net income (loss)                                                                        $ 12,491         $ 11,934         $ (4,374)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Deferred income taxes                                                                    (2,947)           2,134             (918)
  Depreciation                                                                              2,033            2,438            2,631
  Amortization                                                                               --                420            1,382
  Loss on disposal and write off of property, plant and equipment                             102               57               73
  Compensatory elements of stock issuances                                                     20               21               22
  Unrealized gain on trading investments                                                      (55)            --               --
  Changes in current assets and liabilities:
    (Increase) decrease in accounts receivable                                               (221)          (1,271)           8,678
    Decrease (increase) in inventories                                                      4,882           (3,206)          (3,208)
    (Increase) decrease in prepaid expenses and other current assets                       (1,074)             609             (709)
    (Decrease) increase in accounts payable                                                (1,624)          (1,227)           2,124
    (Decrease) increase in accrued payroll and employee benefits                           (1,400)           1,810               (7)
    Increase (decrease) in accrued warranty expenses                                         --                140              (50)
    (Decrease) increase in other accrued liabilities                                       (1,864)          (1,645)           1,036
    (Decrease) increase in income taxes payable                                              (443)            (198)           3,638
                                                                                         --------         --------         --------

Net cash provided by operating activities                                                   9,900           12,016           10,318
                                                                                         --------         --------         --------

Cash flow from investing activities:
Purchases of investment securities                                                        (28,000)            --               --
Proceeds from sale of property, plant and equipment                                           955              201               64
Purchase of property, plant and equipment                                                    (943)          (1,316)          (1,103)
                                                                                         --------         --------         --------

Net cash used in investing activities                                                     (27,988)          (1,115)          (1,039)
                                                                                         --------         --------         --------

Cash flow from financing activities:
Funds from stock options exercised                                                          1,137              307              117
Decrease in short-term borrowings                                                            (846)            --             (2,934)
Repayment of long-term debt                                                                (1,825)          (3,648)          (3,648)
                                                                                         --------         --------         --------

Net cash used in financing activities                                                      (1,534)          (3,341)          (6,465)
                                                                                         --------         --------         --------

Effect of currency exchange rate change                                                       874             (678)            (101)
                                                                                         --------         --------         --------

Net (decrease) increase in cash and cash equivalents                                      (18,748)           6,882            2,713

Cash and cash equivalents:
  Beginning of year                                                                        32,692           25,810           23,097
                                                                                         --------         --------         --------

  End of year                                                                            $ 13,944         $ 32,692         $ 25,810
                                                                                         ========         ========         ========

Supplementary disclosures of cash flow information:
  Interest paid                                                                          $     50         $    220         $    594
  Income taxes paid                                                                           538            1,314              433


                                  See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company manufactures and markets a diverse line of electronic games, youth electronics and video game accessories including electronic games carrying the Radica(R) and Play TV(R) brand names, Gamester(R) branded video game controllers & accessories, and girls' lifestyle electronics carrying the Girl Tech(R) and Barbie(TM) brand names. The Company is headquartered in Hong Kong and manufactures its products in its factory in Southern China. The primary markets for the Company's products are North America and Europe.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents
     Cash and cash equivalents include cash on hand, cash in bank accounts, interest-bearing savings accounts, and time certificates with an initial term of less than three months. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     Trade Receivables
     Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

     Investment Securities
     Investment securities at December 31, 2003 consist of certificates of deposits and money-market mutual fund investments. The Company classifies its investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

     Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

     A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecast performance of the investee.

     Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

     Inventories
     Inventories are stated at the lower of cost, determined by the weighted average method, or market. Write-downs are provided for potentially slow moving and obsolete inventory or inventory of which estimated net realizable value is below its carrying value based on management's analysis of inventory levels and future expected sales.

     Depreciation and Amortization of Property, Plant and Equipment
     Property, plant and equipment is stated at cost. Depreciation of plant and equipment is expensed using the straight-line method at rates based upon the estimated useful lives of the asset, ranging from 3 to 5 years.

     All of the Company's land and building holdings in the PRC and Hong Kong are considered to be leasehold property and are amortized on a straight-line basis over the term of the lease, ranging from 30 to 50 years. The buildings on the land are also depreciated over the same period. Costs of leasehold improvements and capital leased assets are amortized over the useful life of the related asset or the term of the lease, whichever is shorter.

     The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated and any resulting gain or loss is included in the statement of operations.

     Goodwill
     Goodwill represents the excess of costs over fair value of assets of businesses acquired. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-lived Assets.

     SFAS No. 142 requires the Company to perform an assessment of whether there was an indication that goodwill is impaired. To accomplish this, the Company is required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. In estimating the fair value of the reporting unit, the Company used discounted projected cash flows, EBITDA, and market-multiple approaches to valuation.

     In connection with SFAS No. 142's transitional goodwill impairment evaluation in 2002, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. Management determined that no indications of impairment existed as the fair value of the reporting unit was higher than the carrying amount and accordingly, the second step was not required to be performed. The fair value of the reporting unit was determined using discounted projected cash flows, EBITDA, and market-multiple approaches to valuation.

     Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 15 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The Company's other intangible asset was amortized on a straight-line basis over its estimated useful lives.

     Impairment of Long-lived Assets
     The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

     Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of.

     Revenue Recognition
     Revenue from product sales are recognized at the time of shipment and passage of title, which is in accordance with the terms of the sale, FOB shipping point. This represents the point at which the customer takes ownership and assumes risk of loss. Prior to 2003, the Company had consignment agreements with certain European distributors and recorded these shipments as revenues upon confirmation of sell-through by the distributor.

     The Company records reductions to gross revenue for customer incentive programs, such as discounts to retailers and volume-based cash incentives. The Company also records provisions against the gross revenue for estimated product returns and allowances in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical sales returns, analyses of credit memo activities and current known trends. Should these actual product returns and allowances exceed those estimates, additional reductions to the Company's revenue would result.

     Shipping and Handling Costs
     The Company records costs incurred for the shipping and handling of the products as cost of goods sold in the consolidated statement of operations.

     Warranty
     The Company provides reserves for the estimated cost of product warranties at the time revenue is recognized. The estimated cost of warranty obligations is based on historical experience of known product failure rates and the terms of product warranties.

     Advertising
     Advertising costs are expensed as incurred. The cost of media related advertising is incurred by the Company the sooner of the first time that the advertising takes place or the invoice date for the media purchase. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Co-op advertising costs are characterized as a cost if the Company receives a benefit that is sufficiently separable from the retailer's purchase of the Company's products and the fair value of the co-op advertising benefit is determinable and greater than or equal to the co-op advertising allowance provided to the retailer. Co-op advertising costs not meeting these criteria are recorded as reductions in revenue. Advertising and Co-op advertising expenses are recorded as selling, general and administrative expenses in the consolidated statement of operations. They were approximately $7,614, $7,350 and $6,982 for the years ended December 31, 2003, 2002 and 2001, respectively.

     Research and Development
     Research and development costs are expensed as incurred. Research and development costs amounted to $3,895, $4,094 and $5,775 in 2003, 2002 and 2001, respectively.

     Foreign Currency Translation
     Foreign currency assets and liabilities are translated into US dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during each reporting period. Current earnings (loss) include gains or losses resulting from foreign currency transactions. Other gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of other comprehensive income (loss) within shareholders' equity. Cumulative translation adjustments are recognized as income or expense upon disposal or liquidation of a foreign entity.

     Post-retirement and Post-employment Benefits
     The Company does not have any material post-retirement or post-employment benefit plans. The Company makes contributions to certain defined contribution arrangements with groups of employees. The Company's contributions and any related costs are immaterial and are expensed as incurred.

     Income Taxes
     Income taxes are accounted for under the asset and liability method for financial accounting and reporting of income taxes. Deferred income tax liabilities and assets are recorded to reflect the tax consequences in future years of differences between the taxable bases of assets and liabilities and the respective financial statement carrying amounts at each period end using enacted tax rates expected to apply in the year temporary differences are expected to reverse. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Stock-based  Compensation
     The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 (See Note 11). The following table illustrates the effect on net income (loss) if the fair value based method had been applied to all outstanding and unvested awards in the period:

                                                         2003          2002           2001
                                                       --------      --------      --------
Net income as reported                                 $ 12,491      $ 11,934      $ (4,374)
Add back total stock-based employee compensation
  expenses under APB 25                                    --            --            --
Deduct total stock-based employee compensation
  expense determined under fair-value-based method
  for all rewards, net of tax                              (657)         (746)         (793)
                                                       --------      --------      --------
Pro forma net income                                   $ 11,834      $ 11,188      $ (5,167)
                                                       ========      ========      ========

     Earnings (Loss) Per Share
     Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings (loss) per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities are excluded from the computation in loss making periods as their inclusion would be anti-dilutive.

     Comprehensive Income (Loss)
     Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded as a component of shareholders' equity. The Company's other comprehensive income
     (loss) represented foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities, net of tax.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables, inventories and deferred income tax assets and reserves for warranties and product returns. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

     Commitments and contingencies
     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

     Recently Adopted Accounting Standards
     In June 2001, FASB Statement No. 143, Accounting for Asset Retirement Obligations, was issued. Statement 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt Statement 143 on January 1, 2003. The adoption of Statement 143 had no effect on the Company's financial statements.

     In April 2002, FASB Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, was issued. Statement 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. Statement No. 145 also amends FASB Statement No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of Statement 145 related to the rescission of FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, were applied in fiscal years beginning after May 15, 2002. The provisions of Statement 145 related to Statement 13 were effective for transactions occurring after May 15, 2002. The adoption of Statement 145 had no effect on the Company's financial statements.

     In June 2002, FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of Statement 146 were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. Costs relating to closure of the Company's research and development center in the UK have been accounted for in these consolidated financial statements pursuant to Statement 146 (see note 9).

     In November 2002, FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34, was issued. This Interpretation enhances the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002. During 2003 and as at December 31, 2003, the Company did not issue any guarantees or indirect guarantees which would require recognition or disclosure in the consolidated financial statements pursuant to FIN 45.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

     On December 17, 2003, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, which supersedes SAB No. 101, Revenue Recognition in Financial Statements. SAB No. 104's primary purpose is to rescind the accounting guidance contained in SAB No. 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Additionally, SAB No. 104 rescinds the SEC's related Revenue Recognition in Financial Statements Frequently Asked Questions and Answers issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104, which was effective upon issuance. The Company's adoption of SAB No. 104 did not have a material effect on its financial position or results of operations.

     In December 2003, FASB Statement No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The adoption of Statement 132 had no effect on the Company's financial statements.

     Recently Issued Accounting Pronouncements
     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.


     The Company has evaluated the impact of applying FIN 46R and believes that, other than those entities already consolidated in the Company's consolidated financial statements, no additional entities would need to be consolidated by the Company.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for

     Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material affect on the Company's results of operations or financial position.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

     Reclassifications

     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

3.   INVESTMENT SECURITIES

     At December 31, 2003, investment securities represent municipal fixed income and money market funds with readily determinable fair market values and original maturities in excess of three months. Investments with maturities beyond one year have been classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

     Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. At December 31, 2003, investments in certificates of deposits of $9.9 million were classified as "available-for-sale" and accordingly are reported at fair value with unrealized losses of approximately $46 reported as a component of shareholder's equity and comprehensive loss. The fair value of these investments is based on market information available to management as of balance sheet date presented. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary. Realized gains and losses on investments are included in interest income.

     The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale securities at December 31, 2003 and 2002 were as follows:

                                                         Gross             Gross
                                      Amortized        unrealized        unrealized
                                        cost         holding gains     holding losses      Fair value
                                   ---------------   ---------------   ---------------   ---------------
At December 31, 2003
  Available for sale:
   Certificates of deposits            $10,000            $--            $   (46)            $ 9,954

At December 31, 2002
  Available for sale:                  $  --              $--            $  --               $  --

     The unrealized losses on the investments in certificates of deposits were caused by interest rate changes. The fair value amount above reflects the market price provided by the issuer of the security, assuming an early sale were to occur. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than amortized cost of the investment. Because the company has the ability and intent to hold these investments until a market price recovery or maturing, these securities are not considered other-than-temporarily impaired.

     There was no sale of investment securities in 2003 and 2002. The Company also maintains a $18,055 portfolio of investment securities classified as trading. These investments represent primarily municipal fixed income and money market funds subject to price volatility associated with any interest-bearing instrument. There were no net realized gains on trading securities during the years ended December 31, 2003 and 2002. Net unrealized holding gains on these investments held at year end and included in other income for 2003 and 2002 were $55 and $0, respectively.

4.   INVENTORIES

     Inventories by major categories, net of provisions are summarized as follows:

                                          2003               2002
                                     ---------------    ---------------
Raw materials                               $ 1,554            $ 3,004
Work in progress                              2,758              3,462
Finished goods                               11,191             13,308
Consigned finished goods                        -                  611
                                     ---------------    ---------------
                                           $ 15,503           $ 20,385
                                     ===============    ===============

5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                          2003               2002
                                     ---------------    ---------------
Land and buildings                      $ 10,953           $ 12,230
Plant and machinery                        7,754              7,520
Furniture and equipment                    7,514              7,303
Leasehold improvements                     2,943              2,879
                                     ---------------    ---------------
  Total                                 $ 29,164           $ 29,932
Less: Accumulated depreciation
   and amortization                      (17,256)           (15,898)
                                     ---------------    ---------------
  Total, net                            $ 11,908           $ 14,034
                                     ===============    ===============

     In November 2002, the AICPA international practices task force (the "Task Force") discussed an issue relating to accounting for land use rights in the People's Republic of China ("PRC"). The Task Force view is that PRC land use rights generally would be considered operating leases, as they are long-term leases of lands, which do not transfer title. Effective January 1, 2003, the Company followed this guidance and reclassified $875 and $896 to other asset from property, plant and equipment as of December 31, 2003 and 2002, respectively.

6.   GOODWILL AND INTANGIBLE ASSETS

     At December 31, 2003 and 2002, the Company's cost in excess of fair value of assets purchased (goodwill) related primarily to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,100 resulting from the adjusted purchase price. Accumulated amortization related to goodwill of $2,518 arising prior to the adoption of SFAS No. 142 has been reflected in the gross carrying amount of goodwill as of December 31, 2001.

     Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is required to be tested for impairment on an annual basis at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. The goodwill arising from the purchase of Radica UK was allocated to the Video Games Accessories ("VGA") reporting unit and the Company has undertaken goodwill impairment testing as described in note 2 to determine whether the goodwill was impaired and the extent of such impairment. After performing this evaluation there was no impairment of goodwill as at December 31, 2003 and 2002 as the fair value of the reporting unit (as determined using the expected present value of future cash flows) exceeded the carrying amount of the reporting unit (including goodwill).

     In 2000, the Company entered into a licensing agreement with SSD Company Limited ("SSD") for the rights to use their patented XaviX technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260, which is the Company's contractual obligation to SSD as defined in the Sublicensing Agreement between the two parties, was recorded as an intangible asset and has been fully amortized as at December 31, 2002.

     Amortization of goodwill and other intangible assets totaled $0, $420 and $1,382 for the years ended December 31, 2003, 2002 and 2001, respectively. Net income (loss) and net income (loss) per share adjusted to exclude amortization of goodwill as if the provision of SFAS 142 were in effect in prior periods are as follows (in thousands, except per share data):

                                        2003           2002          2001
                                     ----------     ----------     ---------

Reported net income (loss)           $   12,491     $   11,934     $  (4,374)
Add back: Goodwill amortization            --             --             796
                                     ----------     ----------     ---------
Adjusted net income (loss)           $   12,491     $   11,934     $  (3,578)
                                     ==========     ==========     =========

Basic income (loss) per share:
Reported net income (loss)           $     0.69     $     0.67     $   (0.25)
Goodwill amortization                      --             --            0.05
                                     ----------     ----------     ---------
Adjusted net income (loss)           $     0.69     $     0.67     $   (0.20)
                                     ==========     ==========     =========

Diluted income (loss) per share:
Reported net income (loss)           $     0.66     $     0.65     $   (0.25)
Goodwill amortization                      --             --            0.05
                                     ----------     ----------     ---------
Adjusted net income (loss)           $     0.66     $     0.65     $   (0.20)
                                     ==========     ==========     =========

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                             2003               2002
                                        ---------------    ---------------

Accrued advertising expenses                   $ 1,091            $ 1,243
Accrued license and royalty fees                 1,062              1,479
Commissions payable                                166                191
Other accrued liabilities                        1,657              2,927
                                        ---------------    ---------------
     Total                                     $ 3,976            $ 5,840
                                        ===============    ===============

8.   INCOME TAXES

     The components of income (loss) before income taxes are as follows:

                              2003          2002          2001
                            --------      --------      --------

United States               $  9,964      $ 10,807      $ (5,523)
International                   (339)        3,796         1,702
                            --------      --------      --------
                            $  9,625      $ 14,603      $ (3,821)
                            ========      ========      ========

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the statutory, net of rebate, tax rate was 27%, 12% and 12% for the years ended December 31, 2003, 2002 and 2001, respectively.

     The provisions (credits) for income taxes consist of the following:

                                                     2003         2002        2001
                                                   -------      -------     -------
Current:
    US federal and state                           $    39      $    51     $   644
    International                                       42          950         827
                                                   -------      -------     -------
  Total current income tax provision               $    81      $ 1,001     $ 1,471
                                                   -------      -------     -------

Deferred:
    US federal                                     $(2,857)     $  --       $  --
    International                                      (90)       1,668        (918)
                                                   -------      -------     -------
  Total deferred income tax (credit) provision     $(2,947)     $ 1,668     $  (918)
                                                   -------      -------     -------

Total income taxes (credit) provision              $(2,866)     $ 2,669     $   553
                                                   =======      =======     =======

     The income taxes for the years ended December 31, 2003, 2002 and 2001 were allocated as follows:

                                                      2003         2002        2001
                                                    -------      -------     -------

Income from continuing operations                   $(2,866)     $ 2,669     $   553
Stockholders' equity - compensation expense for
  tax purposes in excess of amounts recognized
  for financial reporting purposes                       44         --          --
                                                    -------      -------     -------

                                                    $(2,822)     $ 2,669     $   553
                                                    =======      =======     =======

     A  reconciliation   between  income  tax  expense   (benefit)  and  amounts
     calculated using the US statutory rate is as follows:

                                                      2003          2002          2001
                                                    -------       -------       -------
The US statutory rate                                    35%           34%           34%
Computed "expected" tax expense (benefit)
  at the US statutory rate                          $ 3,369       $ 4,965       $(1,299)
State tax, net of federal tax benefit                     1             4            13
Foreign tax rate differential                          (807)         (763)         (647)
Change in valuation allowance                        (4,476)       (1,282)        2,163
Effect of change in deferred tax effective rate        (478)         --            --
Other, net                                             (475)         (255)          323
                                                    -------       -------       -------
Income tax (credit) provision                       $(2,866)      $ 2,669       $   553
                                                    =======       =======       =======

     The US statutory rate has been used since the majority of the Company's taxable income arises in the US. Other, net in the tax reconciliation above primarily includes China tax rebates of $472 in 2003 and $nil for 2002 and 2001, the tax effect of foreign exchange rate changes and the tax effect of non-deductible expenses.

     The tax effects of the Company's temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                        2003         2002
                                      -------      -------
Deferred tax assets:
Property, plant and equipment         $   386      $   239
Net operating loss carryforwards        4,169        5,456
Advertising allowances                    399          413
Accounts receivable                        75           56
Inventories                               232          405
Sales allowance and returns               968          974
Other                                     366          616
                                      -------      -------
  Total gross deferred tax assets       6,595        8,159
Valuation allowance                    (3,683)      (8,159)
                                      -------      -------
  Net deferred tax assets             $ 2,912      $  --
                                      =======      =======
Deferred tax liabilities:
Property, plant and equipment         $  --        $   (79)
                                      =======      =======

     The following table represents the classification of the Company's net deferred tax (liabilities) assets:

                                                   2003       2002
                                                  ------     ------
Current deferred tax assets                       $1,706     $ --
Long-term deferred tax (liabilities) assets        1,206        (79)
                                                  ------     ------
  Total net deferred tax (liabilities) assets     $2,912     $  (79)
                                                  ======     ======

     As of December 31, 2003, the Company's US subsidiary had approximately $1,900 of tax net operating loss carryforwards which will begin to expire after 2020. In addition, as of December 31, 2003, the Company's UK subsidiary had approximately $11,400 tax net operating loss carryforwards which will carryforward indefinitely.

     Under the provisions of SFAS No. 109, Accounting for Income Taxes, the realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied. All available evidence must be considered in the determination of whether sufficient future taxable income will exist. Such evidence includes, but is not limited to, the company's financial performance, the market environment in which the company operates, the utilization of past tax credits, and the length of relevant carryback and carryover periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. Differences in actual results from available evidence used in determining the valuation allowances could result in future adjustments to the allowance.

     Based on management's assessment of the need for a valuation allowance as at the balance sheet dates, the Company views the recoverability of the deferred tax assets, net of existing valuation allowances, as more likely than not realizable. Movement in the valuation allowance during 2003 reflected the net effect of the change in deferred tax assets in respect of tax losses carried forward, which increased in the UK and decreased in the US, as well as the reversal of the remaining valuation allowance in the US.

     The Company's operations involve a significant amount of transactions which cross a number of international borders. In addition, the Company's manufacturing operations are in China, where the negotiation and settlement of tax obligations with the local tax authorities are a normal occurrence.

     The Company establishes provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company and its subsidiaries operate of the Company's transfer pricing, the Company's claim regarding lack of permanent establishment, or other matters that may exist, the Company is exposed to possible additional taxation that has not been accrued.

9.   RESTRUCTURING CHARGE

     In the second quarter of 2003, the Company recorded a restructuring charge of $87 for personnel costs relating to the closure of the UK R&D office, Radica Innovations (UK) Limited. The restructuring resulted in a workforce reduction of approximately 5 positions. The reductions in workforce are permanent and affected the Company's VGA segment. During the year, the Company has completed the process of closing the UK R&D office. There was no restructuring reserve as at December 31, 2003.

     During December 2001, the Board of Directors approved a company wide restructuring plan which included the consolidation of operations in Hong Kong and the China factory, the closure of the Company's San Francisco R&D office, the consolidation of the Company's product development operations as well as other head count reductions in the US, UK and Hong Kong offices. The Company recorded an accrual of $1,551 of pre-tax restructuring charges in fiscal 2001. The consolidation of operations in Hong Kong and China consisted of the localization in the China factory of a number of departments, which previously operated out of Hong Kong. These restructuring actions occurred in the Company's first and second fiscal quarters, and were taken to align the Company's cost structure with prevailing market conditions. The localization and consolidation of product development and manufacturing operations resulted in a workforce reduction of approximately 170 employees worldwide.

     The accrued restructuring charges were substantially disbursed during 2002. The total restructuring charges consisted of $1,514 of cash outlays, the majority of which occurred in fiscal 2002, and $40 of non-cash charges, primarily for leasehold improvements write-offs. The remaining restructuring reserve as at December 31, 2002 consisted of $34, primarily related to certain termination benefits which were paid in 2003.

     The components of restructuring charges are as follows:

                                          Balance                                             Balance
                                       at beginning       Charges /          Amount           at end
                                          of year         (Release)         incurred          of year
                                       ------------     -------------     ------------       -----------
2003
Severance and other compensation          $    34          $    87           $  (121)          $  --
                                          =======          =======           =======           =======
2002
Severance and other compensation          $ 1,389          $   (78)          $(1,277)          $    34
Lease termination costs and                   199               78              (277)             --
  related asset writedowns
                                          -------          -------           -------           -------
                                          $ 1,588          $  --             $(1,554)          $    34
                                          =======          =======           =======           =======
2001
Severance and other compensation          $   246          $ 1,352           $  (209)          $ 1,389
Lease termination costs and
  related asset writedowns                   --                199              --                 199
                                          -------          -------           -------           -------
                                          $   246          $ 1,551           $  (209)          $ 1,588
                                          =======          =======           =======           =======

10.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per share as of December 31:

                                                 2003             2002             2001
                                            ------------     ------------     ------------
Numerator for basic and diluted
  earnings (loss) per share:
  Net income (loss)                         $     12,491     $     11,934     $     (4,374)
                                            ============     ============     ============

Denominator:
Basic weighted average shares                 18,016,789       17,725,879       17,611,886
Effect of dilutive options and warrants        1,043,185          609,948             --
                                            ------------     ------------     ------------
Diluted weighted average shares               19,059,974       18,335,827       17,611,886
                                            ============     ============     ============

Basic net income (loss) per share:          $       0.69     $       0.67     $      (0.25)
                                            ============     ============     ============

Diluted net income (loss) per share:        $       0.66     $       0.65     $      (0.25)
                                            ============     ============     ============

     Options and warrants on 136,500, 441,700 and 2,440,867 shares of common stock for the years ended December 31, 2003, 2002 and 2001, respectively were not included in computing diluted earnings per share since their effects were antidilutive. Stock options and warrants were antidilutive because they had an exercise price greater than the average market price during the year or due to the net loss in 2001.

11.  STOCK-BASED COMPENSATION

     The Company's 1994 Stock Option Plan for employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meeting in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively bringing the total number of shares of the Company's common stock that may be purchased pursuant to options under such plan to 3,700,000 shares. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

     In 2001, the Company issued some stock options to management based on the terms of various employment contracts. Based upon 2002 performance, the Company's Compensation Committee voted in March 2003 to accelerate the vesting of 110,000 options. The acceleration of the stock options was approved in accordance with the original terms of the contract and these options would become vested in five years regardless of the achievement of the performance goals and therefore the acceleration did not result in a new measurement of compensation costs in the consolidated statement of operations.

     A summary of option activity is as follows:-

                                           2003                      2002                      2001
                                 ------------------------  ------------------------  -------------------------

                                               Weighted                 Weighted                   Weighted
                                               average                   average                    average
                                               exercise                 exercise                   exercise
(Shares in thousands)            Shares         price      Shares         price      Shares          price
                                 ------         -----      ------         -----      ------          -----

Outstanding at
  beginning of year               2,313        $   4.05     2,191        $   3.88     2,354        $    5.81
Options granted                     370            5.10       585            3.75       521             2.64
Options exercised                  (426)           2.67      (145)           2.13       (76)            1.56
Options forfeited                  (310)          11.24      (318)           3.21      (608)           10.60
                                  ------                    ------                    ------
Outstanding at end of year        1,947                     2,313        $   4.05     2,191        $    3.88

Options exercisable
  at year end                     1,232        $   2.88     1,352        $   4.52     1,151        $    4.54

     The following is additional information relating to options outstanding as of December 31, 2003:

                                               Options outstanding                      Options exercisable
                           -----------------------------------------------------------  -------------------
                                                         Weighted average
                                       Weighted average     remaining                   Weighted average
Exercise                     Number     exercise price      contractual      Number       exercise price
price range                of shares       per share        life (years)    of shares       per share
-----------                ---------       ---------        ------------    ----------       ---------
(Shares in thousands)

$ 1.090 to 2.000              365          $    1.40          3.29              359          $    1.39
$ 2.001 to 4.000            1,088               3.21          6.32              794               3.14
$ 4.001 to 6.000              346               4.36          8.90               38               4.29
$ 6.001 to 8.000              124               6.74          8.69               17               6.76
$ 8.001 to 10.000               7               8.57          4.29                7               8.14
$ 12.001 to 14.000             16              12.63          5.25               16              12.44
$ 18.001 to 20.000              1              19.00          4.00                1              20.00
                           ---------                                        ----------
                            1,947          $    3.41          6.35            1,232          $    2.88
                           =========                                        ==========

     Pro forma information regarding net income and earnings per share is required by SFAS

     No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant were $1.47, $1.51 and $1.24 per option for the years ended December 31, 2003, 2002 and 2001, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                2003         2002         2001
                                              ---------    ---------    -------

Expected life of options                      3.6 years    3.4 years    4 years
Risk-free interest rate                         2.8%         4.1%        4.5%
Expected volatility of underlying stock         33%          51%         55%
Dividends                                        0%           0%          0%

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily represent the estimated fair value of freely tradable fully transferable options without vesting restrictions which differ from the Company's stock option awards.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts as follows:

                                             2003           2002            2001
                                          ----------     ----------     ----------

Reported net income (loss)                $   12,491     $   11,934     $  (4,374)
Pro forma net income (loss)                   11,995         11,188        (5,167)

Reported net income (loss) per share
     Basic                                $     0.69     $     0.67     $   (0.25)
     Diluted                                    0.66           0.65         (0.25)

Pro forma net income (loss) per share
     Basic                                $     0.66     $     0.63     $   (0.29)
     Diluted                                    0.62           0.61         (0.29)


12.  RETIREMENT PLAN

     In Hong Kong, the Company has both mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $253, $142 and $240 for the years ended December 31, 2003, 2002 and 2001, respectively.

     Radica's US and UK employees are eligible to participate in savings plans sponsored by the Company and its subsidiaries, all of which are defined contribution plans. The Company makes company contributions and both individual and company contributions are invested into a balanced variety of investment funds. The Company contributed approximately $74, $60 and $59 to these plans for the years ended December 31, 2003, 2002 and 2001, respectively.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The amounts reported for cash and cash equivalents, trade accounts receivable, certain other current assets, trade accounts payable, and accrued expenses (nonderivatives) are considered to approximate fair values because of the short duration of these instruments.

     Investment securities (both available-for-sale and trading securities) are carried at fair values which are based on quoted prices at the reporting date for those or similar investments.

14.  PLEDGE OF ASSETS

     At December 31, 2003, the Company's general banking facilities including overdraft and trade facilities were collateralized by leasehold land and buildings with an aggregate net book value of $2,302.

15.  COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases certain offices, warehouses and equipment under various operating lease arrangements. The rental expense under the operating leases was approximately $589, $509 and $491 for the years ended December 31, 2003, 2002 and 2001, respectively. In the normal course of business, leases that expire will be renewed or replaced by leases on other properties. As of December 31, 2003, the Company was obligated under non-cancelable operating leases requiring future minimum rental payments as follows:

                                     Operating leases
                                      ---------------

2004                                           $ 680
2005                                             537
2006                                             480
2007                                             373
2008                                             301
Thereafter                                       943
                                      ---------------
Total minimum lease payments                 $ 3,314
                                      ===============

     Joint Venture Agreement

     Under the terms of a joint venture agreement with the local government in Dongguan the Company is committed to pay a total of $3,426 in varying amounts over the next 21 years.

     Warranties

     The Company provides product warranties to its customers for a period of 90 days from the date of purchase for games and one year for VGA products. Details of the movement in the warranty provision during the year are set out in note 18.

     Licensing Commitments

     In the normal course of business, the Company enters into certain licensing agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments contain provisions for guaranteed or minimum royalty amounts during the term of the contracts. Under the terms of agreements which contain provisions for future minimum payments, the Company is obligated to pay royalty amounts as follows:

                         Minimum
                        Payments
                     ----------------
2004                       $ 66
2005                        371
2006                         30
2007                         30
2008                         10
                     ----------------
                          $ 507
                     ================

     Litigation

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto
     ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that the Lemelson's patent claims are invalid. If this judgment is upheld following appeal, assuming an appeal is made, the Company believes that this result is favorable to the Company's defense of the Lemelson lawsuit.

     The Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at December 31, 2003 in respect of the Lemelson case or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

16.  CONCENTRATIONS OF CREDIT RISK, MAJOR CUSTOMERS AND MAJOR SUPPLIERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the North American and the United Kingdom retail sector and customers in the Company's manufacturing services. This risk is somewhat limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's Games business had one customer which accounted for more than thirty-one percent of consolidated net sales for the year ended December 31, 2003, one customer which accounted for more than twenty-four percent of consolidated net sales for the year ended December 31, 2002 and two customers which accounted for more than twenty-two percent and eleven percent of consolidated net sales for the year ended December 31, 2001. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     During 2003, $18,672 of the Company' sales came from the Play TV line of products. Each of these products contains a XaviX CPU which is purchased from SSD under the terms of the Basic License Agreement dated July 1, 1999. If this CPU were to become unavailable, the Company would need to source an alternative CPU which would require all software to be re-written and may involve additional cost to achieve a similar level of quality. In addition the Company purchases other CPUs from other suppliers around the world which are specific to individual products, however, no individual product accounted for more than nine percent of sales during the year.

17.  SEGMENT INFORMATION

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games business that sells product under the Company's Radica(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(R) brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The accounting policies of the reportable segments are the same as those described elsewhere in these Notes to the Company's consolidated financial statements for the year ended December 31, 2003. The Company measures segment performance based on net income before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

     A large proportion of the Company's assets are utilized by both segments and are therefore not suitable for allocating to specific assets. The segment assets are comprised of accounts receivable, inventories and intangible assets. Other assets included in corporate principally are cash and cash equivalents, investment securities, deferred tax assets, property, plant and equipment, and all other insignificant assets not reportable under other segments. Information by segment and a reconciliation to reported amounts for the year ended December 31, 2003, 2002 and 2001 are as follows:

     A summary of the Company's two reportable segments is set forth below.

                                             2003           2002            2001
                                           ---------      ---------      ---------

Revenues from external customers
  Games and Youth Electronics              $  87,986      $ 104,062      $  82,929
  VGA                                         17,214         20,584         15,625
                                           ---------      ---------      ---------
Total revenues from external customers     $ 105,200      $ 124,646      $  98,554
                                           =========      =========      =========

Depreciation and amortization
  Games and Youth Electronics              $   1,671      $   2,446      $   3,120
  VGA                                            362            412            893
                                           ---------      ---------      ---------
                                           ---------      ---------      ---------
Total depreciation and amortization        $   2,033      $   2,858      $   4,013
                                           =========      =========      =========

Segment income (loss)
  Games and Youth Electronics              $  11,777      $  16,459      $     990
  VGA                                         (2,942)        (3,941)        (4,752)
                                           ---------      ---------      ---------
Total segment income (loss)                $   8,835      $  12,518      $  (3,762)

Corporate
  Net interest and other income                  790          2,085            (59)
  Credit (Provision) for income taxes          2,866         (2,669)          (553)
                                           ---------      ---------      ---------
Total consolidated net income (loss)       $  12,491      $  11,934      $  (4,374)
                                           =========      =========      =========

Segment assets
  Games and Youth Electronics              $  23,061      $  26,037      $  22,712
  VGA                                         17,353         19,038         18,306
  Corporate                                   61,800         50,227         47,389
                                           ---------      ---------      ---------
Total consolidated assets                  $ 102,214      $  95,302      $  88,407
                                           =========      =========      =========

     Revenues and costs related to the manufacturing services product category are allocated between Games and Youth Electronics and VGA based on product type.

     Revenues from external customers by product category are summarized as follows:

                             2003         2002         2001
                           --------     --------     --------

Electronic Games           $ 62,374     $ 62,684     $ 52,268
Youth Electronics            15,227       16,744       11,720
VGA                          14,294       15,844       10,335
Manufacturing Services       13,305       29,374       24,231
                           --------     --------     --------
Total net revenues         $105,200     $124,646     $ 98,554
                           ========     ========     ========

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment and intangible assets:

                                            2003         2002         2001
                                          --------     --------     --------

Net sales:
     United States and Canada             $ 74,711     $ 79,205     $ 59,584
     Asia Pacific and other countries       14,008       25,690       21,300
     Europe                                 16,481       19,751       17,670
                                          --------     --------     --------
                                          $105,200     $124,646     $ 98,554
                                          ========     ========     ========

Long-lived assets:
     United States and Canada             $  9,937     $    771     $  1,662
     Asia Pacific and other countries       12,283       13,977       14,851
     Europe                                    114        9,733        9,768
                                          --------     --------     --------
                                          $ 22,334     $ 24,481     $ 26,281
                                          ========     ========     ========

18.  VALUATION AND QUALIFYING ACCOUNTS

                                                   Balance at                                                 Balance at
                                                   beginning        Charged to          Utilization /           end of
                                                    of year        income statement       write-offs             year
                                                    -------        ----------------       ----------             ----

2003
  Allowance for doubtful accounts                    $   315            $   114             $  (178)            $   251
  Allowance for estimated product returns              1,247              1,079                (936)              1,390
  Accrued warranty expenses                            1,040              2,495              (2,495)              1,040
  Accrued sales allowance                              3,591              2,809              (3,507)              2,893
                                                     -------            -------             -------             -------
                                                     $ 6,193            $ 6,497             $(7,116)            $ 5,574
                                                     =======            =======             =======             =======

2002
  Allowance for doubtful accounts                    $ 2,207            $    60             $(1,952)            $   315
  Allowance for estimated product returns              1,555                390                (698)              1,247
  Accrued warranty expenses                              900              1,771              (1,631)              1,040
  Accrued sales allowance                              3,912              1,864              (2,186)              3,590
                                                     -------            -------             -------             -------
                                                     $ 8,574            $ 4,085             $(6,467)            $ 6,192
                                                     =======            =======             =======             =======

2001
  Allowance for doubtful accounts                    $ 2,073            $ 1,056             $  (922)            $ 2,207
  Allowance for estimated product returns              1,494              1,528              (1,467)              1,555
  Accrued warranty expenses                              950              1,911              (1,961)                900
  Accrued sales allowance                              3,717              2,914              (2,719)              3,912
                                                     -------            -------             -------             -------
                                                     $ 8,234            $ 7,409             $(7,069)            $ 8,574
                                                     =======            =======             =======             =======

19.  SUBSEQUENT EVENT (UNAUDITED)

     On January 5, 2004, we announced a quarterly dividend program. For the first dividend, our Board of Directors declared a dividend of $.04 per share payable on January 30, 2004, to shareholders of record as of January 20, 2004. The Board has also approved an initial target quarterly dividend of $.04 for subsequent quarters; however, the actual amount of each quarterly dividend, as well as each declaration date, record date and payment date, is subject to the discretion of the Board, and the target dividend level may be adjusted during the year at the discretion of the Board. The factors the Board is expected to consider in determining the actual amount of each quarterly dividend will include our financial performance and on-going capital needs, our ability to declare and pay dividends in light of other financial requirements, and other factors deemed relevant.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Radica Games Limited:


We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.



/s/ KPMG


HONG KONG
February 13, 2004

SELECTED QUARTERLY FINANCIAL DATA - (UNAUDITED)
(US dollars in thousands, except per share data)

                                                                     Quarter ended
                                           ---------------------------------------------------------------
                                             Mar. 31          Jun. 30         Sep. 30          Dec. 31
                                           -------------    -------------   -------------    -------------

Year ended December 31, 2003
   Net sales                                   $ 16,045         $ 16,944        $ 37,655         $ 34,556
   Gross profit                                   6,254            5,647          14,598           14,130
   Net income (loss)                               (604)            (789)          6,625            7,259
   Basic income (loss) per share                  (0.03)           (0.04)           0.37             0.40
   Diluted income (loss) per share                (0.03)           (0.04)           0.34             0.38

Year ended December 31, 2002
   Net sales                                   $ 17,503         $ 20,507        $ 47,305         $ 39,331
   Gross profit                                   5,928            6,202          18,939           16,096
   Net income (loss)                             (1,575)             962           9,379            3,168
   Basic income (loss) per share                  (0.09)            0.05            0.53             0.18
   Diluted income (loss) per share                (0.09)            0.05            0.51             0.17

COMMON STOCK DATA

As of January 31, 2004 there were approximately 110 record holders of the Company's common stock. The Company believes that this represents more than 2,000 individual shareholders.

Price Range of Common Stock

Fiscal Year and Quarter                             High        Low
---------------------------------------------------------------------

2003 Quarter
   Fourth....................................   $    7.950  $   6.300
   Third.....................................        8.170      6.880
   Second....................................        8.000      5.540
   First.....................................        6.540      4.200

2002 Quarter
   Fourth....................................   $    4.600  $   3.450
   Third.....................................        4.029      3.560
   Second....................................        4.600      3.800
   First.....................................        4.400      3.400

2001 Quarter
   Fourth....................................   $    4.900  $   2.531
   Third.....................................        4.250      2.400
   Second....................................        3.500      2.500
   First.....................................        3.375      1.625

The Company's common shares have been traded on the NASDAQ National Market System since May 13, 1994. Prior to that time, the Company's securities were privately held. The Company's symbol for its common shares is "RADA". On December 31, 2003 the share price closed at $7.397.

From becoming public until the end of fiscal 2003, the Company had not paid any dividends. On January 5, 2004, the Company announced a quarterly dividend program. For the first dividend, its Board of Directors declared a dividend of $.04 per share payable on January 30, 2004, to shareholders of record as of January 20, 2004.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                                                         CORPORATE OFFICERS

Jon N. Bengtson (3)                                                        Patrick S. Feely
Chairman of the Board and Director                                         President, Chief Executive Officer and Director

Timothy R. Busch (1)                                                       David C.W. Howell
Director                                                                   President Asia Operations,
                                                                           Chief Financial Officer and Director
Albert J. Crosson (1)(2)
Director                                                                   Jeanne M. Olson
                                                                           President North American Operations
Theodore J. Eischeid (1)(3)
Director                                                                   Denis Horton
                                                                           Managing Director, Radica UK
Patrick S. Feely (3)
President, Chief Executive Officer and Director                            James M. Romaine
                                                                           Senior Vice President Sales
David C.W. Howell
President Asia Operations,                                                 Laurence M. Scott Jr.
Chief Financial Officer and Director                                       Senior Vice President of Asia Operations

James J. O'Toole (2)(4)                                                    Craig D. Storey
Director                                                                   Vice President and Chief Accounting Officer

Peter L. Thigpen (2)(4)                                                    Larry C.N. Cheng
Director                                                                   Vice President Engineering

                                                                           Tiki K.K. Ho
(1) Member of the Audit Committee                                          Vice President Engineering

(2) Member of the Compensation Committee                                   Louis S.W. Kwok
                                                                           Assistant General Manager, DRGM
(3) Member of the Executive Committee
                                                                           Eric K.W. Chan
(4) Member of the Corporate Governance and Nominations Committee           Quality Director

                                                                           Vincent K.M. Ching
                                                                           Manufacturing Director

                                                                           Rick C.K. Chu
                                                                           Director of Customer Service

                                                                           Robert E. Esterbrook
                                                                           Finance & Operations Director

                                                                           Paul Fogarty
                                                                           Sales Director

                                                                           Donny K.W. So
                                                                           Director of Project Management

                                                                           Hermen H.L. Yau
                                                                           MIS Director

CORPORATE OFFICE
Radica Games Limited
Suite V, 6th Floor, 2-12 Au Pui Wan Street
Fo Tan, Hong Kong
Tel: Hong Kong 852.2693.2238
Fax: Hong Kong 852.2695.9657

INVESTOR RELATIONS
180 South Lake Avenue, Suite 440
Pasadena, CA 91101
Tel: USA 1.626.744.1150
Fax: USA 1.626.744.1155

WEB SITES
www.radicagames.com
www.gamesterusa.com
www.gamesteruk.com
www.girltech.com
www.skannerz.com

CORPORATE COUNSEL
Sullivan & Cromwell
1888 Century Park East
Los Angeles, CA 90067-1725

INDEPENDENT AUDITORS
KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204

COMMON STOCK
NASDAQ National Market System
Common Stock Symbol: RADA

LEGAL INFORMATION
RADICA(R) and Radica logo are registered trademarks of Radica Games Limited; GAMESTER(R) and Gamester logo are trademarks of Radica Games Limited;
PLAY TV(R) and Play TV logo are registered trademarks of Radica Games Limited; GIRL TECH(R) and Girl Tech logo are registered trademarks of Radica Games Limited;
PASSWORD JOURNAL(R) is a registered trademark of Radica Games Limited; SKANNERZ(R) is a registered trademark of Radica Games Limited;
TWINKLEBERRIES TM, OFF LIMITS TM, ARCADE LEGENDS TM, TOTAL MELTDOWN TM, LIGHTED SOLITAIRE TM, LIGHTED POKER TM, LIGHTED BLACKJACK TM, LIGHTED SLOTS TM, MONSTER TRUCK TM, JAM `N SHRED PEN TM, SCRAPBOOK TM, MY PHOTO BOOTH TM, FRIEND CHIPS TM, BALANCE BEAM TM, MY SECRET DIARY TM, DOORBELL TM, VOICE MEGAVALUT TM, TRACK 'N BLAST ROOM DEFENDER TM, FPS MASTER TM, GAME CHANGER TM are trademarks of Radica Games Limited;
TETRIS(R) TOWER 3D is licensed to the Tetris company & sublicensed to Radica Games Limited;
20Q is a trademark of 20Q.NET, INC. used under license by Radica Games Limited; NITRO BATTLERZ TM is a trademark of Radica Games Limited and is licensed from Konami;
SPACE INVADERS is a trademark of Radica Games Limited and is licensed from Taito;
All rights reserved; International rights reserved.
BARBIE TM is a trademark of Mattel, Inc. All rights reserved.
PLAYSTATION(R) 2 is a registered trademark of Sony Computer Entertainment Inc. GAME BOY ADVANCE and GAME BOY ADVANCE SP are trademarks of Nintendo Co., Ltd. Microsoft(R), Xbox Live TM, Xbox Live logo, Xbox TM, and the Xbox logos are either registered trademarks or trademarks of Microsoft Corporation in the U.S. and/or other countries;
Certain Materials (C)2004 Electronic Arts Inc. EA SPORTS, the EA SPORTS logo,
EA SPORTS BIG and the EA SPORTS BIG logo are trademarks or registered trademarks of Electronic Arts Inc. in the U.S. and/or other countries. All rights reserved. EA SPORTS TM and EA SPORTS BIG TM are Electronic Arts TM brands;
Sega(R) is registered in the U.S. Patent and Trademark Office. Sega Genesis(TM) and Sonic The Hedgehog(TM) are trademarks of Sega Corporation. All rights reserved.
Polaroid(R) and Polaroid i-Zone(R) are registered trademarks of Polaroid Corporation. All rights reserved.
All other trademarks are property of their respective owners.


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